Exhibit 99.1

May 19, 2022

Globant Reports 2022 First Quarter Financial Results

Solid Start To The Year

First quarter revenues of $401.4 million, up 48.6% year-over-year

IFRS Diluted EPS of $0.86 for the first quarter

Non-IFRS Diluted EPS of $1.19 for the first quarter

LUXEMBOURG / May 19, 2022 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2022.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First Quarter 2022 Financial Highlights

•	Revenues rose to $401.4 million, representing 48.6% year-over-year growth.
•	IFRS Gross Profit Margin was 38.0% compared to 38.2% in the first quarter of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.5% compared to 39.6% in the first quarter of 2021.
•	IFRS Profit from Operations Margin was 12.6% compared to 11.2% in the first quarter of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.8% compared to 16.6% in the first quarter of 2021.
•	IFRS Diluted EPS was $0.86 compared to $0.53 in the first quarter of 2021.
•	Non-IFRS Adjusted Diluted EPS was $1.19 compared to $0.83 in the first quarter of 2021.

Other Metrics as of and for the quarter ended March 31, 2022

•	Cash and cash equivalents and Short-term investments were $370.1 million as of March 31, 2022, a decrease of $90.3 million from $460.4 million as of December 31, 2021, driven by seasonal impacts of tax and bonus payments, and a number of M&A earnouts. As of March 31, 2022, our credit facility was fully undrawn.
•	Globant completed the first quarter of 2022 with 24,504 Globers, 23,158 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2022 was as follows: 63.1% from North America (top country: US), 23.5% from Latin America (top country: Chile), 11.1% from EMEA (top country: Spain) and 2.3% from Asia and Oceania (top country: India).
•	In terms of currencies, 80.6% of Globant’s revenues for the first quarter of 2022 were denominated in US dollars.
•	During the twelve months ended March 31, 2022, Globant served 1,195 customers and continued to increase its wallet share, with 206 accounts generating more than $1 million of annual revenues, compared to 139 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2022 represented 11.0%, 28.0% and 38.6% of revenues, respectively.

“This has been another outstanding quarter for our company’s growth, based on the sustained demand for digital transformation. Organizations are eager to leverage new technologies and touch points to deliver superb experiences, and we have enhanced our capabilities to scale and identify new trends like AI, Augmented Reality, the Metaverse, and Blockchain,” said Martín Migoya. “We are now seeing a significant trend regarding low-code and no-code software. The concept of making software development easier through AI will guide organizational strategies moving forward. Our acquisition of GeneXus together with our platforms Augoor and MagnifAI, will be key to address this vision in the future.”

“We are pleased with our strong financial results for the first quarter of 2022. Q1 revenues reached $401.4 million, an increase of 48.6% from $270.2 million in Q1 2021. This increase reflects robust demand for our services across all geographies. In addition to our organic growth, we are also very satisfied with the performance from our acquisitions. We are confident in our ability to continue driving strong growth, and delivering unparalleled value for our clients,” explained Juan Urthiague, Globant’s CFO.

2022 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2022:

•	Second quarter 2022 Revenues are estimated to be at least $425.5 million, or 39.4% year-over-year growth. This expected growth includes a negative FX impact of 2.5 percentage points.
•	Second quarter 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Second quarter 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.20 (assuming an average of 42.8 million diluted shares outstanding during the second quarter).
•	Fiscal year 2022 Revenues are estimated to be at least $1,768 million, or 36.3% year-over-year growth. This expected revenue growth includes a negative FX impact of 2.0 percentage points.
•	Fiscal year 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Fiscal year 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $4.94 (assuming an average of 42.9 million diluted shares outstanding during 2022).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the first quarter 2022 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F1Q22EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 24,500 employees and we are present in 19 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant's non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2022 and December 31, 2021 and its condensed interim consolidated statement of comprehensive income for the three months ended March 31, 2022 and 2021, prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting".

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues	401,378	270,170
Cost of revenues	(248,967)	(166,973)
Gross profit	152,411	103,197

Selling, general and administrative expenses	(101,638)	(71,891)
Net impairment losses on financial assets	(37)	(1,099)
Other operating income and expenses, net	—	11
Profit from operations	50,736	30,218

Finance income	290	323
Finance expense	(4,029)	(2,612)
Other financial results, net	438	871
Financial results, net	(3,301)	(1,418)

Other income and expenses, net	874	38
Profit before income tax	48,309	28,838

Income tax	(11,502)	(7,171)
Net income for the period	36,807	21,667

- Exchange differences on translating foreign operations	(2,435)	(1,724)
- Net change in fair value on financial assets measured at FVOCI	(1)	—
- Gains and losses on cash flow hedges	133	170
Total comprehensive income for the period	34,504	20,113

Net income attributable to:
Owners of the Company	36,623	21,667
Non-controlling interest	184	—
Net income for the period	36,807	21,667

Total comprehensive income for the period attributable to:
Owners of the Company	34,320	20,113
Non-controlling interest	184	—
Total comprehensive income for the period	34,504	20,113
Earnings per share
Basic	0.88	0.54
Diluted	0.86	0.53
Weighted average of outstanding shares (in thousands)
Basic	41,748	39,899
Diluted	42,741	41,157

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2022 and December 31, 2021

(In thousands of U.S. dollars, unaudited)

	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	340,757	427,804
Investments	29,310	32,581
Trade receivables	348,376	300,109
Other assets	7,956	7,855
Other receivables	63,181	49,194
Other financial assets	3,396	2,057
Total current assets	792,976	819,600

Non-current assets
Investments	1,226	1,027
Other assets	8,769	8,583
Other receivables	20,522	24,263
Deferred tax assets	49,677	58,404
Investment in associates	500	—
Other financial assets	26,037	25,233
Property and equipment	130,528	133,571
Intangible assets	106,563	102,016
Right-of-use assets	154,720	144,581
Goodwill	571,045	572,959
Total non-current assets	1,069,587	1,070,637
TOTAL ASSETS	1,862,563	1,890,237

LIABILITIES
Current liabilities
Trade payables	51,945	63,210
Payroll and social security taxes payable	158,368	184,464
Borrowings	9,578	10,305
Other financial liabilities	61,611	63,059
Lease liabilities	29,762	25,917
Tax liabilities	16,672	18,071
Income tax payable	16,599	20,318
Other liabilities	301	955
Total current liabilities	344,836	386,299

Non-current liabilities
Trade payables	5,265	6,387
Borrowings	1,789	1,935
Other financial liabilities	25,899	66,932
Lease liabilities	117,434	108,568
Deferred tax liabilities	1,312	1,289
Income tax payable	4,728	877
Payroll and social security taxes payable	1,453	—
Provisions for contingencies	10,731	9,637
Total non-current liabilities	168,611	195,625
TOTAL LIABILITIES	513,447	581,924

Capital and reserves
Issued capital	50,120	50,080
Additional paid-in capital	879,223	872,030
Other reserves	(8,698)	(6,395)
Retained earnings	426,283	389,660
Total equity attributable to owners of the Company	1,346,928	1,305,375
Non-controlling interests	2,188	2,938
Total equity	1,349,116	1,308,313
TOTAL EQUITY AND LIABILITIES	1,862,563	1,890,237

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
Reconciliation of adjusted gross profit
Gross Profit	152,411	103,197
Depreciation and amortization expense	5,218	2,801
Share-based compensation expense - Equity settled	800	1,015
Adjusted gross profit	158,429	107,013
Adjusted gross profit margin	39.5%	39.6%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(101,638)	(71,891)
Depreciation and amortization expense	14,155	9,838
Share-based compensation expense - Equity settled	10,361	7,682
Acquisition-related charges (a)	2,477	2,634
Adjusted selling, general and administrative expenses	(74,645)	(51,737)
Adjusted selling, general and administrative expenses as % of revenues	(18.6)%	(19.1)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	50,736	30,218
Share-based compensation expense - Equity settled	11,161	8,697
Acquisition-related charges (a)	5,640	6,074
Impairment of assets	—	(11)
Adjusted Profit from Operations	67,537	44,978
Adjusted Profit from Operations margin	16.8%	16.6%

Reconciliation of Net income for the period
Net income for the period	36,623	21,667
Share-based compensation expense - Equity settled	11,161	8,697
Acquisition-related charges (a)	6,309	6,653
Impairment of assets	—	(11)
Tax effect of non-IFRS adjustments	(3,293)	(2,759)
Adjusted Net income	50,800	34,247
Adjusted Net income margin	12.7%	12.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	50,800	34,247
Diluted shares	42,741	41,157
Adjusted Diluted EPS	1.19	0.83

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Total Employees	17,267	19,428	21,849	23,526	24,504
IT Professionals	16,284	18,350	20,573	22,167	23,158

North America Revenues %	63.1	63.9	65.2	63.9	63.1
Latin America Revenues %	23.6	20.6	21.6	23.1	23.5
EMEA Revenues %	12.1	13.2	11.1	10.7	11.1
Asia and Oceania Revenues %	1.2	2.3	2.1	2.3	2.3

USD Revenues %	77.7	76.4	74.8	73.4	80.6
Other Currencies Revenues %	22.3	23.6	25.2	26.6	19.4

Top Customer %	10.5	10.3	11.5	11.0	11.0
Top 5 Customers %	28.4	26.4	27.6	26.8	28.0
Top 10 Customers %	41.0	39.8	39.7	37.6	38.6

Customers Served (Last Twelve Months)	860	941	1,018	1,138	1,195
Customers with >$1M in Revenues (Last Twelve Months)	139	154	162	185	206

Investor Relations Contact:

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant